PINE VALLEY REACHES AGREEMENT WITH AN UNAFFILIATED LENDER ON REVISED CREDIT FACILITIES

VANCOUVER, BRITISH COLUMBIA, October 16, 2006 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) reports that, further to the debt financing discussions first reported in its September 28, 2006 news release, Pine Valley has reached an agreement with an unaffiliated lender (“Lender”) on a revised secured credit facility under which the Lender will, if the proposed transaction completes, lend to the Company and its affiliates up to CAD$25 million. The proposed facility would include a term loan of CAD$10 million at an interest rate of prime plus 4% per annum and a revolving credit facility of up to CAD$15 million at an interest rate of prime plus 4% per annum (the “Credit Facilities”).  As an additional component of the consideration for the Credit Facilities, the Company will issue to the Lender, at closing, common share purchase warrants entitling the Lender to purchase up to 10% of the post-dilution common shares of the Company, exercisable for a period of 2 years from their issuance at an exercise price CAD$0.34 per share.

Under the proposed Credit Facilities, if the Company is able to raise an additional CAD$10 million in new equity or other financing subordinate to the Credit Facilities within 30 days of the initial Credit Facilities closing, then the maturity date of the Credit Facilities will be July 31, 2007, otherwise the maturity date will be February 28, 2007.  If the Company does not raise the additional CAD$10 million it will issue additional common share purchase warrants entitling the Lender to purchase up to an additional 25% of the post-dilution common shares of the Company, exercisable for a period of 2 years from their issuance at an exercise price CAD$0.34 per share.

Proceeds from the Credit Facilities will be used to repay certain existing debts of the Company, including the entire balance owing to Royal Bank Asset Based Finance, a Division of Royal Bank of Canada, as well as providing additional working capital.

The completion of the above described Credit Facilities transaction is subject to several conditions including, the acceptance of the Toronto Stock Exchange, the completion of the Lender's due diligence investigations, final negotiation of satisfactory credit documentation, and ancillary agreements with certain of the Company's existing lenders.

The securities the Company proposed to issue under the above-described transactions have not nor will they be registered under the United States Securities Act of 1933 or any U.S. state securities laws, and unless so registered may not be offered or sold in the United States, except pursuant to an exemption from, or in a transaction subject to, the registration requirements of the Securities Act of 1933 and applicable state securities laws. This press release is issued pursuant to Rule 135(c) of the Securities Act of 1933, and does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under  the Company’s existing debt arrangements and its debt service requirements and the other  risk factors  discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated June 21, 2006.

PINE VALLEY MINING CORPORATION

“Robert Bell”

Robert Bell

President and Chief Executive Officer

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Contacts:

Robert (Bob) Bell

Martin Rip

President & Chief Executive Officer

Vice President Finance and CFO

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com